CAI International, Inc. Steuart Tower 1 Market Plaza, Suite 900 San Francisco, CA 94105 Tel: 415-788-0100 Fax: 415-788-3430 www.capps.com NYSE: CAP

November 12, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:	CAI International, Inc. Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 Response dated November 2, 2015 File No. 1-33388

Dear Mr. O’Brien:

CAI International, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 4, 2015 relating to the above-referenced Form 10-K for the year ended December 31, 2014.  For convenience, the Staff’s comment is set forth below followed by our response.

Item 6. Selected Financial Data, page 28

1.	We note your response to comment 1 in our letter dated October 19, 2015. The draft disclosure you provided to us for the presentation of Adjusted EBITDA in compliance with Item 10(e)(1)(i) of Regulation S-K indicates that Adjusted EBITDA is presented as an operating performance measure and also a liquidity measure. In your letter dated October 15, 2015, you state, “…the Company agrees with the Staff that the inclusion of principal payments from direct financing leases in Adjusted EBITDA is not necessarily a useful measure of operating performance, it is a useful cash flow performance measure…” Item 10(e)(1)(i)(c) of Regulation S-K requires you to tell investors the reasons why management believes the presentation of the non-GAAP financial measure provides them with useful information. As such, it is unclear why you are continuing to refer to Adjusted EBITDA as an operating performance measure with a reconciliation from net income attributable to CAI common stockholders in your draft disclosures. Please advise.

Response:  Although the Company believes that Adjusted EBITDA provides a useful measure of the Company’s performance, as a supplement to net income and to net cash provided by operating activities, in response to the Staff’s comments, the Company will not refer to Adjusted EBITDA in its future periodic filings.

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If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (415) 788-0100. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Timothy B. Page
Timothy B. Page
Chief Financial Officer